Exhibit (a)(1)(G)
OCLARO, INC.
STOCK OPTION EXCHANGE DECLINE CONFIRMATION
Dear Employee,
     We show that you have elected not to tender one or more of your eligible option grants pursuant to Oclaro’s offer to exchange certain of your stock options for replacement options.

		Exercise	Total Number Of
Original	Option	Price Per	Outstanding	Election to
Grant Date	Number	Share	Shares	Tender?
		$		No
     We want to make sure that you understand that your election means that you have declined to exchange some or all of your eligible option grants, and that if you do not change this election you will retain such option grants with their present terms, including exercise prices, vesting schedules and other terms and conditions, as described in the Offer to Exchange Certain Stock Options for Replacement Stock Options (the “Offer to Exchange”), dated as of November 2, 2009, which you can access at www.participantchoice.com/tenderoffer/Oclaro.
     If the above is not your intent, we encourage you to log back into the Exchange Offer website to change your election before 5:00 p.m. Pacific Time on December 2, 2009, unless we extend the expiration date of the Exchange Offer. If we extend the Exchange Offer beyond the above expiration date, we will notify you of the extension. You can change an election by following the instructions on the Exchange Offer website at www.participantchoice.com/tenderoffer/Oclaro, or by properly completing a new paper election form. After the Exchange Offer ends, you cannot change your election and the last election that we received from you before the deadline will be final.
     Should you have any questions, please feel free to contact Oclaro by telephone at +1 (408) 919-2737 or by email at stock.admin@Oclaro.com.
     The complete terms and conditions of the Exchange Offer are described in the Offer to Exchange, which you can access at www.participantchoice.com/tenderoffer/Oclaro.